UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to

Commission File Number
1-37548

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:

Welbilt 401(k) Retirement Plan

B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Welbilt, Inc.
2227 Welbilt Boulevard
New Port Richey, FL 34655

REQUIRED INFORMATION
The following financial statements and schedules of the Welbilt 401(k) Retirement Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith.

WELBILT 401(k) RETIREMENT PLAN
Index to Financial Statements and Supplemental Schedule on Form 11-K
For the Year Ended December 31, 2021

Report of Independent Registered Public Accounting Firm

Plan Administrator
Welbilt 401(k) Retirement Plan
New Port Richey, Florida

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Welbilt 401(k) Retirement Plan (the "Plan") as of December 31, 2021 and 2020, and the related statement of changes in net assets available for benefits for the year ended December 31, 2021 and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021 in conformity with accounting principles generally accepted in the United States.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2021 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/Wipfli LLP
Wipfli LLP
We have served as the Plan’s auditor since 2016.

Milwaukee, Wisconsin
June 28, 2022

WELBILT 401(k) RETIREMENT PLAN
Statements of Net Assets Available for Benefits

	As of December 31,
	2021	2020
Assets:
Investments - Interest in Welbilt Master Trust	$293,010,985	$264,960,074
Receivables:
Employer contributions	163,661	61,480
Participant contributions	—	218,108
Interest and dividends	—	51,418
Notes receivable from participants	2,401,291	2,584,148
Total receivables	2,564,952	2,915,154
Net assets available for benefits	$295,575,937	$267,875,228

See accompanying notes to financial statements.

WELBILT 401(k) RETIREMENT PLAN
Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2021
Investment income:
Investment income - Interest in net appreciation in fair value of Welbilt Master Trust	$49,141,679
Interest income on notes receivable from participants	142,609
Total investment income, net	49,284,288
Contributions:
Employer	4,071,564
Participants	8,527,682
Rollovers	572,287
Total contributions	13,171,533

Deductions:
Benefits paid to participants	34,555,750
Administrative expenses	209,028
Total deductions	34,764,778
Net increase in net assets available for benefits	27,691,043
Transfers from other plan	9,666
Net assets available for benefits as of beginning of year	267,875,228
Net assets available for benefits as of end of year	$295,575,937

See accompanying notes to financial statements.

WELBILT 401(k) RETIREMENT PLAN
Notes to Financial Statements

1. Plan Description

The following description of the Welbilt 401(k) Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution profit sharing plan, under Section 401(k) of the Internal Revenue Code, covering substantially all salaried and nonunion hourly employees of participating companies of Welbilt, Inc. (the "Company") who are scheduled to work at least 20 hours per week and have completed one hour of service. Those who are not scheduled or if the Company does not reasonably expect the employees to complete at least 20 hours of service per week, become eligible to enter the plan on the earlier of: (a) the day after the first anniversary of the first day of covered employment, provided that at least 1,000 hours of service has been completed during that first year; or (b) the first day of the plan year that starts after 1,000 hours of service has been completed in any single plan year. Participating companies include the Company and all subsidiaries and affiliates of the Company, as defined in the Plan.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Company’s Retirement Plan Committee (the "Committee" and "Plan Administrator") is responsible for oversight of the Plan and consists of two sub-committees, the settlor sub-committee and the fiduciary sub-committee. The settlor sub-committee does not exercise any fiduciary duties, instead it acts in the interest of the Company by overseeing, maintaining and amending the Plan on behalf of the Company. The fiduciary sub-committee determines the appropriateness of the Plan’s investment offerings and monitors investment performance. The entire Committee reports to the Company's Board of Directors.

Contributions

Participants are automatically entered into the Plan after eligibility, with a deferral of 5% of their compensation unless they affirmatively elect an alternative deferral amount or elect not to participate in the Plan. All participants' contribution rates increase 1% each plan year beginning with the second full year following the year they begin making deferrals to the Plan. Automatic contribution rates increase until the rate reaches a maximum of 8%, effective as of January 1, 2020.

Participants may elect to change this deferral from 0% to 75% of eligible compensation up to a maximum contribution subject to limitations established by the IRS. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. The Plan allows direct rollovers from other qualified plans.

Effective as of April 27, 2020, the Plan was amended to remove the safe harbor matching employer contributions and in December 2020, the Plan was amended to reinstate the safe harbor matching employer contributions effective January 1, 2021. The Company matches employee contributions at the safe harbor match of 100% of the first 3% and 50% of the next 2% of eligible compensation. Rollovers are not matched. The Company may also provide a discretionary profit sharing contribution. The Company did not make any discretionary profit sharing contributions during the year ended December 31, 2021.

Total annual contributions to a participant’s account are limited to the lesser of 100% of the participant’s compensation for the year or the maximum contribution allowable under the IRS regulations.The Company may also provide a discretionary profit-sharing contribution. The Company did not make any discretionary profit-sharing contributions in 2021. Total annual contributions to a participant’s account are limited to the lesser of 100% of the participant’s compensation for the year or the maximum contribution allowable under the IRS regulations.

Participants’ Accounts

All investments in participants’ accounts are participant-directed. The Plan allows participants to select from a variety of investment options including common/collective trust funds, mutual funds and a money market fund.

Each participant’s account is credited with the participant’s contributions, the Company’s contributions and an allocation of plan earnings or losses, and is reduced for withdrawals and an allocation of investment expenses (based on account balances and participant investment elections). The benefit to which a participant is entitled is equivalent to the participant’s vested account balance.

Vesting

All employee contributions, employer safe harbor matching contributions and related earnings or losses are fully vested immediately. Employer contributions generally vest subject to a five-year graded vesting schedule. Participants have an ownership interest in these employer contributions based on the number of years of vesting service completed.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the Company’s common stock allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised. If a participant fails to provide direction as to voting their shares on any issue, the trustee, votes the shares as directed by the Plan Administrator.

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum, net of all outstanding notes receivable amounts, equal to the lesser of $50,000 or 50% of their vested account balance. The notes receivable are secured by the balance in the participant’s account and bear interest at the prime rate plus 1%. Interest rates on existing notes receivable which are not in default as of December 31, 2021 range from 4.25% to 8.25%. Principal and interest are paid ratably through payroll deductions over a maximum period of five years, unless the purpose of the borrowing, as determined at the time of application, is for the purchase of the participant's principal residence, for which the repayment shall not exceed ten years.

Payment of Benefits

Vested benefits are available at normal retirement (generally age 65), disability retirement, death and termination of employment. Benefits are payable in one lump sum, direct rollover, equal installments over a period of years or an insurance company single premium nontransferable annuity contract. In addition, hardship distributions made from the participant’s voluntary contributions account are permitted if certain criteria are met. The Plan also allows for in-service distributions upon attaining age 59½. Distributions may be made as soon as administratively feasible.

In July 2020, the Company formally adopted a plan amendment which allows for: 1) hardship distributions to participants that will not trigger a suspension of elective deferrals, 2) hardship distributions to participants that will not result in plan loans and 3) earnings on elective deferrals may be withdrawn as a result of the hardship distribution.

Forfeitures

As of December 31, 2021 and 2020, forfeited non-vested accounts totaled $638 and $281, respectively. These accounts can be used to pay Plan expenses, allocate as additional contributions to the Plan or reduce future employer contributions. For the year ended December 31, 2021, $13,247 of the forfeited non-vested accounts was used to pay Plan expenses.

Transfers to/from Another Company-Sponsored Plan

The Plan and the Company allow participants to transfer account balances between another plan sponsored by the Company when the employee transfers to a new division of the Company or the participant's job status changes (i.e., union versus nonunion).

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP").

Use of Estimates

The preparation of financial statements in accordance with GAAP requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are commingled with the Welbilt Retirement Savings Plan in the Welbilt Master Trust (the "Master Trust").

Investments are measured and disclosed at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Committee determines the Plan’s valuation policies utilizing information provided by Morgan Stanley Global Banking, its investment advisor, and its trustee. Effective November 1, 2021, the Plan's trustee was changed from BMO Harris Bank, N.A. ("BMO") to Matrix Trust Company ("Matrix Trust") ("trustee"). See Note 4, "Fair Value Measurements" for a discussion of fair value measurements.

Welbilt Stock Fund - The Welbilt Stock Fund is maintained on a unit value basis and includes a money market fund for liquidity purposes. Fair value is based on the closing sales price reported on recognized securities exchanges on the last business day of the fiscal year. As of December 31, 2021 and 2020, the Welbilt Stock Fund held a money market fund in the amount of $708,049 and $516,470, respectively. The number of units and related net asset value per unit as of December 31, 2021 and 2020 for the fund are as follows:

	Master Trust	Plan	Net Asset
	Units	Units	Value
	Outstanding	Outstanding	Per Unit
December 31, 2021	643,440	588,092	$26.24
December 31, 2020	1,254,603	1,035,616	$15.00

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends, if any, would be recorded on the ex-dividend date. There were no dividends declared for Welbilt’s common stock during the years ended December 31, 2021 or 2020. Net appreciation includes the Plan’s gains and losses on investments purchased, sold and held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. No allowance for credit losses has been recorded as of either December 31, 2021 and 2020. If a participant ceases to make note payments, the Plan Administrator deems the participant's note receivable to be in default resulting in the participant reaching a distributable event, and the participant's note receivable balance is reduced and a benefit payment is recorded.

Payment of Benefits

Payment of benefits is recorded when paid.

Administrative Expenses

Administrative expenses and audit fees incurred by the Plan are paid from the assets of the Master Trust. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment-
related expenses are either paid directly from the assets of the Master Trust or through revenue sharing and are included in administrative expenses.

Risks and Uncertainties

The Master Trust’s investments are exposed to various risks, such as interest rate, market and credit risks. The ongoing COVID-19 pandemic has created and may continue to create significant uncertainty in the macroeconomic environment which, in addition to other unforeseen effects of this pandemic, may adversely impact the values of the investment securities in the Master Trust. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Recently Adopted Accounting Pronouncements
There were no accounting pronouncements recently adopted that had a material impact on the Plan's net assets available for benefits or the statement of changes in net assets available for benefits.

Recently Issued Accounting Pronouncements Not Yet Adopted

There were no accounting pronouncements recently issued which are expected to have a material impact on the Plan's net assets available for benefits or the statement of changes in net assets available for benefits.

Subsequent Events

Merger with Ali Holding S.r.l.

On July 14, 2021, the Company and Ali Holding S.r.l. (“Ali Group”), a significant and diversified global foodservice equipment manufacturer and distributor, entered into a merger agreement under which Ali Group will acquire the Company in an all-cash transaction for $24.00 per share, or approximately $3.5 billion in aggregate equity value and $4.8 billion in enterprise value. The merger agreement has been unanimously approved by the Company's board of directors and on September 30, 2021, was subsequently approved by the Company's stockholders.

In accordance with the terms of the merger agreement and immediately prior to the merger:

(i)     all of the Company's outstanding and unvested common stock options and restricted stock units will become vested and exchanged for the right to receive cash equal to the $24.00 per share consideration (less the exercise per share of common stock for the common stock options), and

(ii)    all of the Company's outstanding performance share units will also be exchanged, as determined assuming the maximum level of performance is achieved, for the right to receive cash equal to the $24.00 per share consideration,

Upon completion of the transaction, the Company's shares will no longer trade on The New York Stock Exchange.

The Ali Group merger agreement provides that the Company may be required to pay Ali Group a termination fee equal to $110.0 million if the merger agreement is terminated:

(a) by Ali Group due to a breach of a covenant or agreement by the Company that causes the failure of a condition to closing, or
(b) by either party if the Merger has not been consummated prior to July 14, 2022 (subject to extension if certain approvals have not been obtained by such date) or

if, in the case of clauses (a) or (b), an alternative proposal has been publicly disclosed, announced or otherwise made public and has not been withdrawn and within twelve months of such termination the Company enters into a definitive agreement with respect to, or consummates, an alternative proposal.

In conjunction with obtaining regulatory approval for the closing of the merger agreement, Welbilt and the Ali Group made the decision to divest of the Company's Manitowoc Ice brand business ("Ice Business") and on March 3, 2022, Welbilt entered into a definitive agreement to sell the Ice Business to Pentair plc for approximately $1.6 billion in cash, subject to customary post-closing adjustments. The completion of the sale of the Ice Business is subject to the satisfaction or waiver of customary closing conditions, including (i) receipt of applicable regulatory approvals, and (ii) the substantially concurrent closing of the merger agreement with Ali Group discussed above.

Welbilt expects to receive regulatory approval for the sale of Welbilt to Ali Group from the United States, United Kingdom, and European Union prior to closing the sale of the Ice Business to Pentair plc. and subsequently close both the merger agreement with Ali Group and the sale of the Ice Business to Pentair plc concurrently. The Company currently expects to receive the necessary approvals and complete these transactions in the third quarter of 2022.

Subsequent events have been evaluated through the date the financial statements were issued.

3. Investments in the Master Trust

The Plan’s investments are in the Master Trust which was established for the investment of assets of the Plan and the Welbilt Retirement Saving Plan, which is another retirement plan sponsored by the Company. Each participating retirement plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by Matrix Trust.

The value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment income or loss, and less actual distributions and allocated administrative expenses. As of December 31, 2021 and 2020, the Plan’s interest in the net assets of the Master Trust was approximately 82% and 81%, respectively, determined by comparing the Plan's investment in the Master Trust to the total net assets in the Master Trust.

Transfers in and out of the Master Trust and certain administrative expenses are specifically identified with the particular retirement plan. Investment income or loss and certain administrative expenses relating to the Master Trust are allocated to the individual retirement plans based on the ratio of the investment balances of the plans.

The following table summarizes the net assets held by the Master Trust and the Plan as of December 31:

	2021		2020
	Plan's Portion	2021	Plan's Portion	2020
	of Master	Master	of Master	Master
	Trust Assets	Trust Assets	Trust Assets	Trust Assets
Cash	$44,379	$91,389	$148,470	$204,455
Investments with fair value determined by quoted market price:
Common/collective trust funds	46,372,486	57,900,573	48,369,834	59,863,744
Mutual funds	246,594,120	299,782,616	216,441,770	265,435,714
Investments at fair value	292,966,606	357,683,189	264,811,604	325,299,458
Total	$293,010,985	$357,774,578	$264,960,074	$325,503,913

As of December 31, 2021 and 2020, the Plan's portion of Master Trust assets for accrued interest and dividends is $0 and $51,418, respectively. As of December 31, 2021 and 2020, the Master Trust assets for accrued interest and dividends is $0 and $65,477, respectively.

As of December 31, 2021 and 2020, the portion of Master Trust assets allocated to the Welbilt Retirement Savings Plan is $64,716,533 and $60,543,839, respectively.

Net investment income recognized by the Master Trust for the year ended December 31, 2021 was allocated as follows:

2021
Investment income:
Interest and dividends	$14,043,769
Net appreciation in fair value of investments	45,423,177
Total investment income of the Master Trust	59,466,946
Less: investment income allocated to Welbilt Retirement Savings Plan	10,325,267
Net investment income allocated to the Plan	$49,141,679

The changes in net assets for the Master Trust for the year ended December 31, 2021 were as follows:

2021
Interest and dividends	$14,043,769
Net appreciation in fair value of investments	45,423,177
Net investment income	59,466,946
Net transfers	(27,196,281)
Increase in net assets	32,270,665
Net assets as of the beginning of year	325,503,913
Net assets as of the end of year	$357,774,578

4. Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1    Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2    Inputs to the valuation methodology include:

•Quoted prices for similar assets or liabilities in active markets.

•Quoted prices for identical or similar assets or liabilities in inactive markets.

•Inputs other than quoted prices that are observable for the asset or liability.

•Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3    Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value.

Mutual funds: Valued at the quoted net asset value ("NAV") of shares held by the Plan at year end. The NAV is a quoted price in an active market.

Common/collective trust funds: Valued at NAV of units held by the Plan at year end, provided by the administrator of the fund. The NAV is based on the value of the underlying assets of the fund, minus its liabilities, and then divided by the number of units outstanding. The NAV’s unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.

The following tables set forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31, 2021 and 2020:

	Fair Value as of December 31, 2021
	Level 1	Level 2	Level 3	Total
Mutual funds	$299,782,616	$—	$—	$299,782,616
Investments measured at NAV (a)				57,900,573
Total assets at fair value				$357,683,189

	Fair Value as of December 31, 2020
	Level 1	Level 2	Level 3	Total
Mutual funds	$265,435,714	$—	$—	$265,435,714
Investments measured at NAV (a)				59,863,744
Total assets at fair value				$325,299,458

(a) In accordance with ASC Subtopic 820-10, Fair Value Measurements, certain investments that were measured at NAV per share (or equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in these tables are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

5. Net Asset Value per Share

The following tables set forth additional disclosures of the Master Trust’s investments whose fair value is estimated using net asset value per share as of December 31, 2021 and 2020:

	Fair Value Estimated Using Net Asset Value
	Per Share as of December 31, 2021
Investment	Fair Value	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Welbilt Stock Fund (a)	$16,886,327	—	Daily	Written or telephone notice	1 day
Goldman Sachs Stable Value (b)	41,014,246	—	Daily	Written or telephone notice	1 day
Total	$57,900,573

	Fair Value Estimated Using Net Asset Value
	Per Share as of December 31, 2020
Investment	Fair Value	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Welbilt Stock Fund (a)	$18,815,501	—	Daily	Written or telephone notice	1 day
Goldman Sachs Stable Value (b)	41,048,243	—	Daily	Written or telephone notice	1 day
Total	$59,863,744
(a) This is a single stock portfolio that tracks the performance of Welbilt, Inc. common stock. The price of the stock can fluctuate from day to day and is designed for individuals who invest for the long term and can tolerate short-term volatility.
(b) The objective of this investment is to seek safety of principal and consistency of return while attempting to maintain minimal volatility.

6. Party-in-Interest Transactions

Transactions involving Welbilt, Inc. common stock and notes receivable from participants are considered party-in-interest transactions. These transactions are not considered prohibited transactions under 29 CFR 408(b) of ERISA regulations.

Certain plan investments are common/collective trust funds, mutual funds and money market funds. As discussed above, effective November 1, 2021, the Plan's trustee was changed from BMO to Matrix Trust. All such transactions with the Plan's trustee are considered party-in-interest transactions. No fees were directly paid by the Plan to either of the trustees directly for administrative expenses and no fees were paid to either of the trustees through revenue sharing for the year ended December 31, 2021.

For the year ended December 31, 2021, the Plan paid Morgan Stanley Global Banking $40,000 for investment advisory services, paid One America $155,678 for record keeping services and distribution fees and paid Wipfli LLP $13,350 for audit services.

7. Plan Termination

The Company intends to continue the Plan indefinitely; however, the Company reserves the right to terminate the Plan at any time. In the event of termination, all amounts credited to participants’ accounts shall become 100% vested and distributed to participants in accordance with the Plan’s provisions included in the Plan document.

8. Tax-Exempt Status of the Plan

The Plan was submitted to the IRS for a new determination letter on January 27, 2017. A favorable determination letter was received from the IRS dated December 18, 2017. Accordingly, the Plan is exempt from federal and state taxes under current provisions of their respective laws. The Plan has been amended since receiving the determination letter; however, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

GAAP requires the Plan Administrator to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2021, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. There are currently no audits for any tax periods in progress.

9. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2021 and 2020 to the Plan's Form 5500:

	2021	2020
Net assets available for benefits per the financial statements	$295,575,937	$267,875,228
Deemed distributions on defaulted notes receivable	(20,506)	(27,925)
Pending distributions	(1,885)	(400,524)
Net assets available for benefits per Form 5500	$295,553,546	$267,446,779

The following is a reconciliation of the change in net assets available for benefits per the financial statement for the year ended December 31, 2021 to Form 5500:

2021
Net increase in net assets available for benefits per the financial statements	$27,691,043
Change in deemed distributions on defaulted notes receivable	7,419
Change in pending distributions	398,639
Change in net assets per Form 5500	$28,097,101

SUPPLEMENTAL SCHEDULE
Plan’s EIN #47-4625716 Plan #001
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2021

Identity of Issue,	Description of Investment Including Maturity
Borrower, Lessor,	Date, Rate of Interest, Collateral, Par, or
or Similar Party	Maturity Value	Cost	Current Value
Notes receivable from participants*	4.25% to 8.25% notes, maturing through November 2026	$—	$2,401,291
Plan interest in Welbilt Defined Contribution Master Trust*	Master Trust	**	293,010,985
			$295,412,276
* Denotes party-in-interest
** Cost not required for participant-directed investments

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan's administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Welbilt 401(k) Retirement Plan

Date: June 28, 2022	By:	/s/ Jennifer Gudenkauf
Jennifer Gudenkauf
Executive Vice President, Chief Human Resources Officer
Welbilt, Inc.

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm